Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

Company to Host Conference Call on Thursday, March 24, 2022, at 8:30 A.M. ET with Accompanying Investor Presentation

Hong Kong, March 24, 2022 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months and year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Total revenues were US$17.6 million, representing an increase of 3.2% from US$17.0 million in the fourth quarter of 2020.
•	Gross profit was US$5.4 million, representing an increase of 1.8% from US$5.3 million in the fourth quarter of 2020.
•	Loss from operations was US$15.4 million, compared with a loss from operations of US$12.3 million in the fourth quarter of 2020.
•

Net loss was US$15.5 million, including share-based compensation of US$1.2 million, compared to a net loss of US$12.4 million in the fourth quarter of 2020, including share-based compensation of US$5.9 million.

•

Adjusted net loss (non-GAAP) was US$5.8 million, excluding share-based compensation of US$1.2 million, compared to an adjusted net loss of US$8.5 million in the fourth quarter of 2020, excluding share-based compensation of US$5.9 million.

•	Adjusted EBITDA (non-GAAP) was negative US$5.1 million, compared to negative US$7.9 million in the fourth quarter of 2020.

Full Year 2021 Financial Highlights

•	Total revenues were US$73.8 million, representing a decrease of 17.6% from US$89.6 million in 2020.
•	Gross profit was US$21.8 million, representing a decrease of 22.9% from US$28.3 million in 2020.
•	Loss from operations was US$45.9 million, compared with a loss from operations of US$63.0 million in 2020.
•	Net loss was US$46.0 million, including share-based compensation of US$8.8 million, compared with a net loss of US$63.4 million in 2020, including share-based compensation of US$50.6 million.
•

Adjusted net loss (non-GAAP) was US$25.2 million, excluding share-based compensation of US$8.8 million, compared with an adjusted net loss of US$17.7 million in 2020, excluding share-based compensation of US$50.6 million.

•	Adjusted EBITDA (non-GAAP) was negative US$22.6 million, compared to negative US$15.0 million in 2020.

Fourth Quarter and Full Year 2021 Operational Highlights

•

In the fourth quarter of 2021, total data consumed through the Company’s platform was 42,184 terabytes (4,502 terabytes the Company procured and 37,682 terabytes our business partners procured) representing an increase of 12.3% from 37,553 terabytes in the fourth quarter of 2020.

•

In the fourth quarter of 2021, average daily active terminals were 265,595 (1,585 owned by the Company and 264,010 owned by our business partners), representing an increase of 28.7% from 206,400 in the fourth quarter of 2020. During the fourth quarter of 2021, 69.0% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 31.0% of daily active terminals were from uCloudlink 1.0 international data connectivity services.

•

During fiscal year 2021, total data consumed through the Company’s platform was 162,879 terabytes (19,040 terabytes the Company procured and 143,839 terabytes our business partners procured), representing a decrease of 15.8% from 193,467 terabytes in 2020.

•

During fiscal year 2021, average daily active terminals were 241,046 (2,154 owned by the Company and 238,892 owned by our business partners), representing a decrease of 2.3% from 246,618 in 2020. In 2021, 67.7% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 32.3% of daily active terminals were from uCloudlink 1.0 international data connectivity services. Average daily data usage per terminal was 1.73 GB in December 2021.

•

As of December 31, 2021, we had served 2,214 business partners in 54 countries and regions. We had 179 patents with 100 approved and 79 pending approval, while our SIM card pool included SIM cards from 239 MNOs globally as of December 31, 2021.

Executive Commentary

Chaohui Chen, Director and Chief Executive Officer of uCloudlink, noted, “In 2021, we began to see a positive trend in the top line results during the second half of the year as a result of our continued resilience and ability to grow our business despite a weakened international travel market due to lingering effects of the COVID-19 pandemic. During the year, uCloudlink made conscious efforts to strengthen our innovative advantages as the pioneer technology solution provider using its PaaS and SaaS platform based on cloud SIM and hyper-connectivity (“HyperConn”) technology solution in the early stage of the 5G cloud era. We were able to initiate and deepen existing and potential relationships with our business partners during 2021, and are now supported by an increasingly diversified revenue streams from Japan, North America, Mainland China and other countries and regions.”

Mr. Chen continued, “We remain optimistic about the future of our 1.0 and 2.0 business as well as our PaaS and SaaS services with the gradual recovery of international travel and the growth of demand for better data connectivity. While we do anticipate the COVID-19 pandemic will continue to have some impacts on our business in 2022, we expect to overcome these challenges by expanding our scope of innovative solutions, services and products. With our patented technologies including HyperConn technology via our PaaS and SaaS platform following years-long investment, uCloudlink looks forward to extending its footprint into more application scenarios, including but not limited to Internet of Things (“IoT”) modules, industry Wi-Fi router, IP Camera, Power, emergency services, live broadcasting e-commerce and Autopilot by working closely with our business partners and are actively exploring new business prospects to serve a broader spectrum of IoT applications.

We will further strengthen our global PaaS and SaaS ecosystem with additional emphasis on the partnerships with Mobile Network Operators (“MNOs”), through which uCloudlink can access a greater market for local connectivity services both domestically and internationally. We believe that people have shifted their focus from the basic availability of network connection to a better and high-quality connection, and we are dedicated to leading the change by meeting that demand.”

Yimeng Shi, Chief Financial Officer of uCloudlink, stated, “Revenues from PaaS and SaaS services increased 88.4% year over year to US$10.8 million attributable to more business partners choosing our PaaS and SaaS services. In the fourth quarter of 2021, our average Daily Active Terminals (“DAT”) increased 28.7% year over year, bringing in a positive momentum for the development of our business going forward. We expect continued efforts into improving the operation efficiency of our business while being able to realize our long-term growth vision by optimizing our investment strategy in research and development (“R&D”). We believe we are well-positioned to carry out our growth strategy and create value for our customers, partners and shareholders.”

Fourth Quarter 2021 Financial Results

Revenues

Total Revenues were US$17.6 million, representing an increase of 3.2% from US$17.0 million in the same period of 2020.

•

Revenues from services were US$9.6 million, representing an increase of 6.8% from US$9.0 million in the same period of 2020. This increase was primarily attributable to the increase in revenues from local data connectivity services and PaaS and SaaS services.

•

Revenues from data connectivity services were US$6.7 million, representing a decrease of 3.3% from US$7.0 million in the same period of 2020. The decrease was primarily attributable to the decrease in revenues from international data connectivity services which went from US$5.8 million in the fourth quarter of 2020 to US$5.2 million in the fourth quarter of 2021, and offset by the increase in revenues from local data connectivity services, which went from US$1.2 million in the fourth quarter of 2020 to US$1.5 million in the fourth quarter of 2021. The decrease in revenues from international data connectivity services was mainly due to the negative impact of global travel bans caused by the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$2.7 million, representing an increase of 43.5% from US$1.9 million in the same period of 2020. This increase was primarily attributable to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•	Revenues from sales of products were US$7.95 million, representing a slight decrease of 0.8% from US$8.01 million in the same period of 2020.
•	Geographic Distribution

During the fourth quarter of 2021, as a percentage of our total revenues, Japan contributed 37.4%, Mainland China contributed 3.1% and other countries and regions contributed the remaining 59.5%, compared with 46.5%, 4.5% and 49.0% contributed from Japan, Mainland China and other countries and regions respectively in the fourth quarter of 2020.

Cost of Revenues

Cost of revenues was US$12.1 million, representing an increase of 3.8% from US$11.7 million in the same period of 2020. The increase was due to the higher cost of the products sold, partially offset by a decrease in cost of services.

•

Cost of services was US$5.2 million, representing a decrease of 2.2% from US$5.3 million in the same period of 2020. The decrease was contributed by the rising proportion of revenues from PaaS and SaaS services which had higher gross margin.

•

Cost of products sold was US$6.9 million, representing an increase of 8.8% from US$6.4 million in the same period of 2020. The increase was mainly resulted from products mix and rising material costs due to global supply chain constraints.

Gross Profit

Overall gross profit was US$5.4 million, or 31.0% in overall gross margin, compared to US$5.3 million, or 31.4%, respectively in the same period of 2020.

Our gross profit on services was US$4.4 million, or 46.1% in gross margin, compared to US$3.7 million, or 41.2%, respectively in the same period of 2020.

Our gross profit on sales of products was US$1.0 million, or 12.6% in gross margin, compared to US$1.6 million, or 20.4%, respectively in the same period of 2020.

Operating Expenses

Total operating expenses were US$12.1 million, compared to US$20.1 million in the same period of 2020.

•

Research and development expenses were US$3.4 million, representing a decrease of 33.3% from US$5.0 million in the same period of 2020. The decrease was primarily due to a decrease of US$1.2 million in share-based compensation expenses, and a decrease of US$0.5 million in staff cost.

•

Sales and marketing expenses were US$3.3 million, representing a decrease of 39.2% from US$5.5 million in the same period of 2020. The decrease was primarily due to a decrease of US$1.5 million in share-based compensation expenses, and a decrease of US$0.5 million in staff cost.

•

General and administrative expenses were US$5.4 million, representing a decrease of 43.2% from US$9.6 million in the same period of 2020. The decrease was primarily due to a decrease of US$2.0 million in share-based compensation expenses, a decrease of US$1.3 million in professional service fees, and a decrease of US$0.8 million in write down of accounts receivable.

Loss from Operations

Loss from operations was US$15.4 million, compared with a loss from operations of US$12.3 million in the same period of 2020.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$5.1 million, compared to negative US$7.9 million in the same period of 2020.

Net Interest Expenses

Net interest expenses were US$0.04 million, compared to US$0.01 million net interest expenses in the same period of 2020.

Net Loss

Net loss was US$15.5 million including share-based compensation of US$1.2 million that were recognized upon vesting period, compared with net loss of US$12.4 million in the same period of 2020, including share-based compensation of US$5.9 million.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$5.8 million, compared with an adjusted net loss US$8.5 million in the same period of 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.54 in the fourth quarter of 2021, basic and diluted loss per ADS was US$0.44 in the same period of 2020.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of December 31, 2021, the Company had cash and cash equivalents, and short-term deposits of US$8.1 million, compared to US$14.5 million as of September 30, 2021. The decrease was primarily due to outflow of US$3.2 million for operations and US$6.5 million for repayment of bank borrowings, partially offset by US$3.4 million proceeds from bank borrowing in the fourth quarter of 2021.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.2 million, compared to US$0.4 million in the same period of 2020.

Full Year 2021 Financial Results

Revenues

Total Revenues were US$73.8 million, representing a decrease of 17.6% from US$89.6 million in 2020.

•

Revenues from services were US$37.8 million, representing a decrease of 18.1% from US$46.2 million in 2020. This decrease was primarily attributable to the decrease in revenues from data connectivity services, partially offset by higher revenues from PaaS and SaaS services.

•

Revenues from data connectivity services were US$26.4 million, representing a decrease of 33.9% from US$40.0 million in 2020. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$30.8 million in 2020 to US$21.7 million in 2021 due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic, as well as the decrease in revenues from local data connectivity services from US$9.2 million in 2020 to US$4.7 million in 2021 due to certain customers converted from local data connectivity services to our PaaS and SaaS services.

•

Revenues from PaaS and SaaS services were US$10.8 million, representing an increase of 88.4% from US$5.7 million in 2020. This increase was primarily contributed to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•	Revenues from sales of products were US$36.0 million, representing a decrease of 17.0% from US$43.4 million in 2020, primarily due to the continuous negative impact of COVID-19 pandemic.
•	Geographic Distribution

During 2021, as a percentage of our total revenues, Japan contributed 48.6%, Mainland China contributed 5.2% and other countries and regions contributed the remaining 46.2%, compared with 53.1%, 10.8% and 36.1% contributed from Japan, Mainland China and other countries and regions respectively in 2020.

Cost of Revenues

Cost of revenues was US$52.0 million, representing a decrease of 15.1% from US$61.3 million in 2020.

•

Cost of services was US$21.6 million, representing a decrease of 18.3% from US$26.4 million in 2020. The decrease was contributed to the lower revenues from data connectivity services and the rising proportion of revenues from PaaS and SaaS services which had higher gross margin.

•	Cost of products sold was US$30.4 million, representing a decrease of 12.7% from US$34.9 million in 2020. The decrease was contributed to the lower revenues from sales of products.

Gross Profit

Overall gross profit was US$21.8 million, or 29.6% in overall gross margin, compared to US$28.3 million, or 31.6%, respectively in 2020.

Our gross profit on services was US$16.2 million, or 43.0% in gross margin related to services, compared to US$19.8 million, or 42.8%, respectively in 2020.

Our gross profit on sales of products was US$5.6 million, or 15.5% in gross margin related to sales of products, compared to US$8.5 million, or 19.7%, respectively in 2020.

Operating Expenses

Total operating expenses were US$55.9 million, compared to US$98.9 million in 2020.

•

Research and development expenses were US$13.7 million, representing a decrease of 48.0% from US$26.4 million in 2020. The decrease was primarily due to a decrease of US$13.3 million in share-based compensation expenses, partially offset by an increase of US$0.8 million in professional service fees.

•

Sales and marketing expenses were US$13.6 million, representing a decrease of 53.5% from US$29.3 million in 2020. The decrease was primarily due to a decrease of US$13.8 million in share-based compensation expenses, and a decrease of US$1.5 million in staff cost.

•

General and administrative expenses were US$28.6 million, representing a decrease of 33.9% from US$43.2 million in 2020. The decrease was primarily due to a decrease of US$14.7 million in share-based compensation expenses and a decrease of US$2.7 million in write down of accounts receivable, partially offset by an increase of US$2.8 million in staff cost.

Loss from Operations

Loss from operations was US$45.9 million, compared with a loss from operations of US$63.0 million in 2020.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$22.6 million, compared to negative US$15.0 million in 2020.

Net Interest Expenses

Net interest expenses were US$0.2 million, compared to US$0.2 million net interest expenses in 2020.

Net Loss

Net loss was US$46.0 million including share-based compensation of US$8.8 million that were recognized upon vesting period, compared with net loss of US$63.4 million in 2020, including share-based compensation of US$50.6 million.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$25.2 million, compared with an adjusted net loss US$17.7 million in 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$1.61 in 2021 and basic and diluted loss per ADS was US$2.49 in 2020.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.9 million, compared to US$1.7 million in 2020.

Business Outlook

For the first quarter of 2022, UCLOUDLINK expects total revenues to be between US$14.0 million and US$17.0 million, representing a decrease of 4.0% to 20.9% from the same period of 2021. For 2022, UCLOUDLINK expects total revenues to be between US$85.0 million and US$100.0 million, representing a 15.2% to 35.5% increase from that of 2021.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of COVID-19. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will continue to carefully monitor COVID-19 related factors.

The Company incurred loss from operations of US$63.0 million and US$45.9 million for the years ended December 31, 2020 and 2021, respectively. Net cash used in operating activities was US$2.0 million and US$21.7 million for the years ended December 31, 2020 and 2021, respectively. The Company’s liquidity is based on its ability to generate cash from operating activities, obtain financing from investors and borrow funds to fund its general operations. The Company's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses to generate positive operating cash flows and obtaining funds from external sources. As of December 31, 2021, the Company had cash and cash equivalents and short-term deposit of US$8.1 million, and short-term investments of US$12.6 million. In January 2022, the Company completed an issuance of convertible debentures through private placement with proceeds of US$4.7 million. Based on the Company’s projection on cash flows and its existing balances of cash and cash equivalents, short-term deposit and short-term investments, the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the end of current fiscal year.

Recent Development

We announced the private placement of customary convertible debentures to the Purchaser, YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global, at a purchase price equal to 95% of the principal amount of US$5.0 million. (reference our 6-K dated January 6, 2022).

As we continued to evaluate our business plan, we have decided to adjust our business model in China, which we believe will no longer require the specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in China. As a result, the contractual arrangements with our variable interest entities, or our VIEs, including Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd., and their shareholders are no longer necessary. We are in the process of the restructuring (the “Restructuring”) to adjust our local business in China and unwind the aforementioned contractual arrangements so that our VIEs become wholly-owned subsidiaries of Shenzhen uCloudlink Technology Limited. On March 17, 2022, the equity of our VIEs was transferred to Shenzhen uCloudlink Technology Limited, and the original VIE agreements were terminated. We believe that the Restructuring will not affect our uCloudlink 1.0 international data connectivity services in China. We will transform and carry out the PaaS and SaaS platform services in China in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in China. The Restructuring is expected to complete in the third quarter of 2022.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net loss and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net loss is defined as net loss excluding share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Thursday, March 24, 2022 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until March 31, 2022 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	6481690

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Investor Relations Analyst
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	21,989	7,868
Restricted cash	8,237	-
Short-term deposit	196	196
Accounts receivable, net	6,745	14,923
Inventories	5,847	6,133
Prepayments and other current assets	7,477	6,225
Other investments	19,185	12,587
Amounts due from related parties	2,264	1,153
Total current assets	71,940	49,085
Non-current assets
Prepayments	2,116	1,310
Long-term investments	1,306	1,867
Other investments	17,824	12,058
Property and equipment, net	3,029	1,796
Intangible assets, net	1,039	1,009
Total non-current assets	25,314	18,040
TOTAL ASSETS	97,254	67,125

LIABILITIES
Current liabilities
Short term borrowings	3,704	3,177
Accrued expenses and other liabilities	25,742	27,580
Accounts payable	8,701	12,986
Amounts due to related parties	1,503	1,453
Contract liabilities	889	1,575
Total current liabilities	40,539	46,771
Non-current liabilities
Other non-current liabilities	321	262
Total non-current liabilities	321	262
TOTAL LIABILITIES	40,860	47,033

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	220,292	230,048
Accumulated other comprehensive loss	(429)	(446)
Accumulated losses	(163,483)	(209,524)
TOTAL SHAREHOLDERS’ EQUITY	56,394	20,092
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,254	67,125

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Revenues	17,026	17,569	89,569	73,824
Revenues from services	9,013	9,622	46,150	37,798
Sales of products	8,013	7,947	43,419	36,026
Cost of revenues	(11,680)	(12,129)	(61,264)	(51,990)
Cost of services	(5,300)	(5,186)	(26,392)	(21,556)
Cost of products sold	(6,380)	(6,943)	(34,872)	(30,434)
Gross profits	5,346	5,440	28,305	21,834
Research and development expenses	(5,033)	(3,359)	(26,359)	(13,697)
Sales and marketing expenses	(5,464)	(3,324)	(29,261)	(13,620)
General and administrative expenses	(9,584)	(5,444)	(43,221)	(28,551)
Other income/(loss), net	2,462	(8,694)	7,554	(11,876)
Loss from operations	(12,273)	(15,381)	(62,982)	(45,910)
Interest income	3	2	37	14
Interest expenses	(14)	(45)	(285)	(188)
Loss before income tax	(12,284)	(15,424)	(63,230)	(46,084)
Income tax expense	(98)	(248)	(185)	(244)
Share of profit in equity method investment, net of tax	-	174	-	287
Net loss	(12,382)	(15,498)	(63,415)	(46,041)
Accretion of Series A Preferred Shares	-	-	(1,293)	-
Attributable to:
Equity holders of the Company	(12,382)	(15,498)	(64,708)	(46,041)
Non-controlling interests	-	-	-	-

Loss per share for Class A and Class B ordinary shares
Basic	(0.04)	(0.05)	(0.25)	(0.16)
Diluted	(0.04)	(0.05)	(0.25)	(0.16)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.44)	(0.54)	(2.49)	(1.61)
Diluted	(0.44)	(0.54)	(2.49)	(1.61)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	281,686,468	287,048,380	259,852,204	285,979,036
Diluted	281,686,468	287,048,380	259,852,204	285,979,036

Net loss	(12,382)	(15,498)	(63,415)	(46,041)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(1,233)	(57)	(1,135)	(17)
Total comprehensive loss	(13,615)	(15,555)	(64,550)	(46,058)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Net cash used in operating activities	(5,526)	(3,169)	(2,038)	(21,738)
Net cash used in investing activities	(138)	(200)	(35,444)	(935)
Net cash generated from/ (used in) financing activities	2,792	(3,113)	26,685	735
Decrease in cash, cash equivalents and restricted cash	(2,872)	(6,482)	(10,797)	(21,938)
Cash, cash equivalents and restricted cash at beginning of the period/year	32,567	14,339	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	531	11	749	(420)
Cash, cash equivalents and restricted cash at end of the period/year	30,226	7,868	30,226	7,868

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(12,382)	(15,498)	(63,415)	(46,041)
Add: share-based compensation	5,883	1,206	50,607	8,757
fair value (gain)/loss in other investments	(2,036)	8,637	(4,909)	12,363
Less: share of profit in equity method investment, net of tax	-	(174)	-	(287)
Adjusted net loss	(8,535)	(5,829)	(17,717)	(25,208)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(12,382)	(15,498)	(63,415)	(46,041)
Add:
Interest expense	14	45	285	188
Income tax expenses	98	248	185	244
Depreciation and amortization	556	446	2,268	2,165
EBITDA	(11,714)	(14,759)	(60,677)	(43,444)
Add: share-based compensation	5,883	1,206	50,607	8,757
fair value (gain)/loss in other investments	(2,036)	8,637	(4,909)	12,363
Less: share of profit in equity method investment, net of tax	-	(174)	-	(287)
Adjusted EBITDA	(7,867)	(5,090)	(14,979)	(22,611)